SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 1)

MBF Healthcare Acquisition Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

552650103 (552650202)

(CUSIP Number)

February 29, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 552650103 (552650202)	13G	Page 2 of 5 Pages

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of above person President and Fellows of Harvard College
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5. Sole Voting Power 3,551,300 shares
6. Shared Voting Power —
7. Sole Dispositive Power 3,551,300 shares
8. Shared Dispositive Power —

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,551,300 shares[1,2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares
11.	Percent of Class Represented by Amount in Row (9) 13.4%[3]
12.	Type of Reporting Person EP

[1]

Does not include 1,000,000 shares of common stock, each of which may be acquired pursuant to a warrant held by the Reporting Person. The warrant becomes exercisable upon the later of the completion of a business combination by the issuer, or April 17, 2008.

[2]

The Reporting Person holds an aggregate of 3,551,300 shares of the Issuer’s common stock consisting of 2,551,300 shares of common stock trading under the ticker symbol “MBH” (CUSIP: 552650103) as well as 1,000,000 of the Issuer’s Units trading under the ticker symbol “MBH/U” (CUSIP: 552650202). Each Unit consists of a share of common stock and a warrant.

[3]	This percentage is based on the aggregate amount of common stock outstanding, including shares of common stock trading with a warrant as a unit.

Page 3 of 5 Pages

SCHEDULE 13G

Item 1(a)	Name of Issuer:

MBF Healthcare Acquisition Corporation

1(b)	Address of Issuer’s Principal Executive Offices:

121 Alhambra Plaza

Suite 1100

Coral Gables, FL 33134

Item 2(a)	Name of Person Filing:

President and Fellows of Harvard College

2(b)	Address of Principal Business Office or, if none, Residence:

c/o Harvard Management Company, Inc.

600 Atlantic Avenue

Boston, MA 02210

2(c)	Citizenship:

Massachusetts

2(d)	Title of Class of Securities:

Common Stock

2(e)	CUSIP Number:

552650103 (552650202)

Item 3	The reporting person is an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

Item 4	Ownership:

4(a)	Amount beneficially owned:

3,551,300 shares4,5

4(b)	Percent of Class:

13.4%6

4(c)	Number of shares as to which such person has:

[4]	Does not include 1,000,000 shares of common stock which may become exercisable upon the later of the completion of a business combination by the issuer, or April 17, 2008.
[5]	Does not include warrants to acquire 1,000,000 shares of common stock which will become exercisable upon the later of the completion of a business combination by the issuer, or April 17, 2008.
[6]	This percentage is based on the aggregate amount of common stock outstanding, including shares of common stock trading with a warrant as a unit.

Page 4 of 5 Pages

(i) sole power to vote or to direct the vote:

3,551,300 shares

(ii) shared power to vote or to direct the vote:

_________

(iii) sole power to dispose or to direct the disposition of:

3,551,300 shares

(iv) shared power to dispose or to direct the disposition of:

________

Item 5	Ownership of Five Percent or Less of a Class: Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company: Not Applicable.

Item 8	Identification and Classification of Members of the Group: Not Applicable.

Item 9	Notice of Dissolution of Group: Not Applicable.

Item 10	Certification: By signing below the undersigned certifies that, to the best of her knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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Page 5 of 5 Pages

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PRESIDENT AND FELLOWS OF HARVARD

COLLEGE

By:  /s/  Daniel V. Kelly

        Name: Daniel V. Kelly

        Title: Authorized Signatory

March 10, 2008